UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                       SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                     (Amendment No. 7) *
                      EMC CORPORATION
                      (Name of Issuer)
                Common Stock, $0.01 par value
                 (Title Class of Securities)
                         268648-10-2
                       (Cusip Number)


Check the following box if a fee is being paid with this statement -- NO FEE BEING PAID. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Cusip No.  268648-10-2

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Maureen E. Egan

2.  Check the Appropriate Box if a Member of a Group *

    (a)

    (b) CHECK

    Mrs. Egan is the wife of Richard J. Egan, who owns
    14,750,080 shares and is filing a separate
    Schedule 13G.

3.  SEC Use Only

4.  Citizenship or Place of Organization

    United States

- ---------------------------------------------------------


Questions 5-7:
Number of Shares Beneficially Owned by Each Reporting Person With

5.  Sole Voting Power

    3,726,701

6.  Shared Voting Power

    Mrs. Egan is the wife of Richard J. Egan, who owns
    14,750,080 shares and is filing a separate
    Schedule 13G.

7.  Sole Dispositive Power

    3,726,701

8.  Shared Dispositive Power

    Mrs. Egan is the wife of Richard J. Egan, who owns
    14,750,080 shares and is filing a separate
    Schedule 13G.

- ---------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each
    Reporting Person

    3,726,701 but see response to items 6 and 8

10. Check Box if the Aggregate Amount in Row (9)
    Excludes Certain Shares *

    The aggregate amount excludes shares owned by Mr. Egan.

11. Percent of Class Represented by Amount in Row 9

    1.87 percent

12. Type of Reporting Person *

    IN


                  AMENDMENT NO. 6 TO
           SCHEDULE 13G FOR MAUREEN E. EGAN

Item 1.  (a)  Name of Issuer:

              EMC Corporation

Item 1.  (b)  Address of Issuer's Principal Executive
              Offices:

              171 South Street
              Hopkinton, Massachusetts 01748

Item 2.  (a)  Name of Person Filing:

              Mrs. Maureen E. Egan

Item 2.  (b)  Address of Principal Business Office or,
              if none, residence:

              171 South Street
              Hopkinton, Massachusetts 01748

Item 2.  (c)  Citizenship

              United States

Item 2.  (d)  Title of Class of Securities

              Common Stock, $0.01 par value

Item 2.  (e)  Cusip Number:

              268648-10-2

Item 3.  If this statement is filed pursuant to Rules
         13d-1(b), or 13d-2(b), check whether the person is filing is a:

         Not Applicable

Item 4.  Ownership

         (a)  Amount Beneficially Owned: 3,726,701 (1)

         (b)  Percent of Class:  1.87 percent

         (c)  Number of Shares as to which such
              person has:

              (i)  sole power to vote or to direct
                   the vote:

                   3,726,701

             (ii)  shared power to vote or to direct
                   the vote:

                   0 (1)

            (iii)  sole power to dispose or to direct
                   the disposition of:

                   3,726,701

             (iv)  shared power to dispose or to direct
                   the disposition of:

                   0 (1)

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following -- CHECK.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported on By the Parent Holding Company:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         Not applicable

- ---------------------------------------------------------

Notes to Item 4:


1. Does not include 14,750,080 shares owned by Mrs. Egan's husband, as to which Mrs. Egan disclaims beneficial ownership.



- ---------------------------------------------------------

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1995
- --------------------
Date



/s/ Maureen E. Egan
- --------------------
Signature


Maureen E. Egan
- --------------------
Maureen E. Egan